Exhibit 99.1 - Explanation of Responses

(1)  As described in the Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons (as defined below) on [April] [1], 2009 with respect to the Issuer's (as defined below) securities, TW Media Holdings LLC ("TW Media"), a Delware limited liability company and direct, wholly owned subsidiary of Time Warner Inc. ("Time Warner" and, together with TW Media, the "Reporting Persons"), entered into a Subscription Agreement (the "Subscription Agreement"), dated as of March 22, 2009 (the "Effective Date"), with Central European Media Enterprises Ltd., a Bermuda company (the "Issuer"), pursuant to which TW Media agreed to purchase for cash (a) 14,500,000 shares of Class A Common Stock (the "Class A Subscription Shares"), par value $0.08 per share, of the Issuer (the "Class A Common Stock"), at a purchase price of $12.00 per share and (b) 4,500,000 shares of Class B Common Stock (the "Class B Subscription Shares" and, together with the Class A Subscription Shares, the "Subscription Shares"), par value $0.08 per share, of the Issuer (the "Class B Common Stock"), at a purchase price of $15.00 per share, for an aggregate purchase price of the Subscription Shares of $241,500,000.  The issuance of the Subscription Shares is subject to, among other things, the approval by a majority of the votes cast by the holders of the Class A Common Stock and the Class B Common Stock, voting together as a single class.  Shares of Class B Common Stock are convertible into an equal number of shares of Class A Common Stock.

In connection with the execution and delivery of the Subscription Agreement, TW Media entered into a letter agreement, dated March 22, 2009 (the "TW-Lauder Letter Agreement"), with Ronald S. Lauder.  Pursuant to the TW-Lauder Letter Agreement, Mr. Lauder has agreed, among other things, (i) to vote, and to cause his affiliates to vote, all shares of Class A Common Stock and Class B Common Stock beneficially owned by them in favor of the issuance to TW Media by the Issuer of the Subscription Shares and for approval of the terms of the Subscription Agreement, the agreements attached as exhibits thereto and the other transactions contemplated thereby and (ii) to vote, and to cause his affiliates to vote, such shares of Class A Common Stock and Class B Common Stock against any other action or agreement that is intended to, or would reasonably be expected to, prevent, impede, interfere with, delay or postpone the issuance to TW Media by the Issuer of the Subscription Shares, except as may be required by law, order, rule or regulation, including the rules and regulations of any stock exchange.  By virtue of the TW-Lauder Letter Agreement, as of March 22, 2009, the Reporting Persons may be deemed to share with Mr. Lauder the power to vote or direct the voting of (i) 6,312,839 shares of Class B Common Stock, (ii) 75,500 shares of Class B Common Stock underlying currently exercisable stock options and (iii) 60,000 shares of Class A Common Stock beneficially owned by Mr. Lauder.

Each Reporting Person does not have or share the opportunity, directly or indirectly, to profit or share in any profit derived from a transaction in the Issuer's securities to which the TW-Lauder Letter Agreement relates and disclaims any beneficial ownership of such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, and this report shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 16 or for any other purposes.

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